U.S. SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, DC 20549




                              FORM 12b-25

                     Notification of Late Filing





  Form 10-K         Form 11-K      Form 20-F	     x Form 10-QSB	   Form N-SAR


                  For Quarter Ended:   June 30, 2000


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                      N/A



                      PART I - REGISTRANT INFORMATION



                           BUSINESSMALL.COM, INC.
             (Exact Name of Registrant as Specified in Charter)

                   18489 US Hwy 19N, Clearwater, Florida
                  (Address of Principal Executive Office)

                                  33764
                                (Zip Code)





                      PART II - RULES 12B-25 (B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x	(b)	The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c)
    has been attached if applicable.


                            PART III - NARRATIVE


State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

The Company was unable to complete its' form 10-Q SB on a timely basis without unreasonable effort and expense.

                         PART IV - OTHER INFORMATION


(1)	Name and telephone number of person to contact in regard to this notification

   	Joel C. Schneider, Esq.		(516) 228-8181



(2)	Have all other periodic reports required (under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

    		x   YES					   NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?


          YES					x  NO

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results can not be made.

BUSINESSMALL.COM, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  August 15, 2000	         			BUSINESSMALL.COM, INC.



						By:   /s/ Barry L. Shevlin, CEO
    							Barry L. Shevlin, CEO











ATTENTION
Intentional misstatements or omissions of act constitute Federal Criminal Violations (See 18 U.S.C. 1001).